UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMDL, INC.

(Name of Issuer)

COMMON STOCK, $0.001 par value per share

(Title of Class of Securities)

00167K401

(CUSIP Number)

Gary L. Dreher
6301 Acacia Hill Drive
Yorba Linda, California 92886

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With Copies to:

Richard H. Bruck, Esq.
Preston Gates & Ellis LLP
1900 Main Street, Suite 600
Irvine, CA 92614

February 23, 2004

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

The information required on the remainder of this coverage page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 00167K401	13D	Page 2 of 4 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Gary L. Dreher

2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds PF

5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,405,500(1)

	8	Shared Voting Power None

	9	Sole Dispositive Power 2,405,500(1)

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,405,500(1)

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row 11 Approximately 10.05%(2)

14	Type of Reporting Person IN

(1) Includes 10,500 issued and outstanding shares held by Gary L. Dreher and 2,395,000 shares issuable to Gary L. Dreher upon the exercise of options.

(2) Based on 21,530,248 shares of common stock issued and outstanding as of the date of this filing, plus 2,395,000 shares issuable to Gary L. Dreher upon the exercise of options.

CUSIP NO. 00167K401	13D	Page 3 of 4 Pages

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share of AMDL, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2492 Walnut Avenue, Suite 100, Tustin, CA 92780.

Item 2. Identity and Background.

     (a) – (c) The name of the person filing this statement is Gary L. Dreher, hereinafter sometimes referred to as the “Reporting Person.” Mr. Dreher is a director and officer of AMDL, Inc., having a business address located at 2492 Walnut Avenue, Suite 100, Tustin, CA 92780.

     (d) – (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

     (f) Mr. Dreher is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     Mr. Dreher previously acquired 10,500 shares of common stock and may acquire an additional 2,395,000 shares of common stock upon the exercise of options for an aggregate purchase price of $3,718,500.

Item 4. Purpose of Transaction.

     The Reporting Person is acquiring the shares for investment purposes. The Reporting Person has no present plans to that relate to or would result in any of the transactions or events described on paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) See Rows 11 and 13 of the Cover Page.

     (b) See Rows 7 through 10 of the Cover Page. The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares reported by it in Item 5(a).

     (c) On February 23, 2004, the Reporting Person was granted options to purchase 700,000 shares of common stock. Mr. Dreher has not effected any other transaction in the shares of AMDL, Inc. within the past sixty (60) days.

CUSIP NO. 00167K401	13D	Page 4 of 4 Pages

     (d) To the best knowledge of the Reporting Person, no other person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares reported in Item 5(a).

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not applicable.

Item 7. Materials to be Filed as Exhibits.

     The following documents are being filed as exhibits to this statement and are incorporated herein by reference:

     Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REPORTING PERSON:

Date: March 1, 2004	By:	/s/ GARY L. DREHER Gary L. Dreher